SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )*





                               Given Imaging Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   2797140 ___
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  May 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|    Rule 13d-1(b)

      |_|    Rule 13d-1(c)

      |_|    Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         068750V102
                  ----------------------------
--------------------------------------------------------------------------------
       1)      Names of Reporting Person

               S.S. or I.R.S. Identification No. of Above Person

                    Samuel D. Isaly
               -----------------------------------------------------------------

               -----------------------------------------------------------------
--------------------------------------------------------------------------------
       2)      Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                   -------------------------------------------------------------

               (b)
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

       3)      SEC Use Only


       4)      Citizenship or Place of Organization           United States
                                                           ---------------------

                           (5)  Sole Voting Power                       0
                                                           ---------------------
Number of Shares           -----------------------------------------------------
Beneficially               (6)  Shared Voting Power             3,637,255
Owned by Each                                              ---------------------
Reporting Person           -----------------------------------------------------
With                       (7) Sole Dispositive Power                   0
                                                           ---------------------
                           -----------------------------------------------------
                           (8)  Shared Dispositive Power       3,637,255
                                                           ---------------------
                           -----------------------------------------------------
                            9)  Aggregate Amount Beneficially Owned by Each
                                Reporting Person               3,637,255
                                                           ---------------------
--------------------------------------------------------------------------------
      10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                  ----------------------------------------------
--------------------------------------------------------------------------------
      11)      Percent of Class Represented by Amount in Row 9       13.31%
                                                                ----------------
--------------------------------------------------------------------------------
      12)      Type of Reporting Person (See Instructions)             IN
                                                                ----------------
--------------------------------------------------------------------------------

CUSIP No.         068750V102
                  ----------------------------
--------------------------------------------------------------------------------
       1)      Names of Reporting Person

               S.S. or I.R.S. Identification No. of Above Person

                    OrbiMed Advisors LLC
               -----------------------------------------------------------------

               -----------------------------------------------------------------
--------------------------------------------------------------------------------
       2)      Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                   -------------------------------------------------------------

               (b)
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

       3)      SEC Use Only


       4)      Citizenship or Place of Organization           Delaware
                                                           ---------------------

                           (5)  Sole Voting Power                     0
                                                           ---------------------
Number of Shares           -----------------------------------------------------
Beneficially               (6)  Shared Voting Power             898,597
Owned by Each                                              ---------------------
Reporting Person           -----------------------------------------------------
With                       (7) Sole Dispositive Power                 0
                                                           ---------------------
                           -----------------------------------------------------
                           (8)  Shared Dispositive Power        898,597
                                                           ---------------------
                           -----------------------------------------------------
                            9)  Aggregate Amount Beneficially Owned by Each
                                Reporting Person                898,597
                                                           ---------------------
--------------------------------------------------------------------------------
      10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                  ----------------------------------------------
--------------------------------------------------------------------------------
      11)      Percent of Class Represented by Amount in Row 9       3.29%
                                                                ----------------
--------------------------------------------------------------------------------
      12)      Type of Reporting Person (See Instructions)             IA
                                                                ----------------
--------------------------------------------------------------------------------

CUSIP No.         068750V102
                  ----------------------------
--------------------------------------------------------------------------------
       1)      Names of Reporting Person

               S.S. or I.R.S. Identification No. of Above Person

                    OrbiMed Capital LLC
               -----------------------------------------------------------------

               -----------------------------------------------------------------
--------------------------------------------------------------------------------
       2)      Check the Appropriate Box if a Member of a Group (See
               Instructions)

               (a)
                   -------------------------------------------------------------

               (b)
                   -------------------------------------------------------------
--------------------------------------------------------------------------------

       3)      SEC Use Only


       4)      Citizenship or Place of Organization           Delaware
                                                           ---------------------

                           (5)  Sole Voting Power                       0
                                                           ---------------------
Number of Shares           -----------------------------------------------------
Beneficially               (6)  Shared Voting Power             2,738,658
Owned by Each                                              ---------------------
Reporting Person           -----------------------------------------------------
With                       (7) Sole Dispositive Power                   0
                                                           ---------------------
                           -----------------------------------------------------
                           (8)  Shared Dispositive Power        2,738,658
                                                           ---------------------
                           -----------------------------------------------------
                            9)  Aggregate Amount Beneficially Owned by Each
                                Reporting Person               2,738,658
                                                           ---------------------
--------------------------------------------------------------------------------
      10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                  ----------------------------------------------
--------------------------------------------------------------------------------
      11)      Percent of Class Represented by Amount in Row 9       10.02%
                                                                ----------------
--------------------------------------------------------------------------------
      12)      Type of Reporting Person (See Instructions)             CO
                                                                ----------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 Item 1(a).    Name of Issuer:

               Given Imaging Ltd.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2 Ha Carmel Street,
               New Industrial Park,
               Yoqneam, Israel 020692

Item 2(a).     Name of Person Filing:

               Samuel D. Isaly
               OrbiMed Advisors LLC
               OrbiMed Capital LLC

Item 2(b).     Address of Principal Business Office or, if none, Residence:
               767 Third Avenue, 30th Floor
               New York, New York 10017


Item 2(c).     Citizenship:

               Please refer to Item 4 on each cover sheet for each reporting person.

Item 2(d).     Title of Class of Securities:


               Common Stock


Item 2(e).     CUSIP Number:

               068750V102

Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4. Ownership.

        (a) Amount Beneficially Owned: See Item 9 of each coversheet for each reporting person

        (b) Percent of Class: See Item 11 of each coversheet for each reporting person

        (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote           See Item 5 of each coversheet for each
                                                                      reporting person

             (ii)  shared power to vote or to direct the vote         See Item 6 of each coversheet for each
                                                                      reporting person

             (iii) sole power to dispose or to direct the             See Item 7 of each coversheet for
                   disposition of                                     each reporting person

             (iv)  shared power to dispose or to direct the           See Item 8 of each coversheet
                   disposition of                                     for each reporting person


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Reporting persons are holding 13.31% (3.29% in the case of OrbiMed Advisors LLC and 10.02% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities.
         OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares on behalf of Caduceus Private Investments, LP (2,252,889 shares), OrbiMed Associates LLC (82,314 shares), UBS Juniper Crossover Fund, LLC (330,000 shares), Eaton Vance Worldwide Health Sciences (486,223 shares), and Finsbury Worldwide Pharmaceutical Trust plc (485,769 shares). Caduceus Private Investments, LP's interest in the securities whose ownership is reported here relates to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable

Item 8.  Identification and Classification of Members of the Group.

               Not applicable

Item 9.  Notice of Dissolution of Group.

               Not applicable

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Dated:       August 14, 2006


                                    SAMUEL D. ISALY


                                    By:     /s/ Samuel D. Isaly
                                        ----------------------------
                                            Samuel D. Isaly




                                    ORBIMED ADVISORS LLC


                                    By:     /s/ Samuel D. Isaly
                                        ----------------------------
                                           Samuel D. Isaly
                                           Managing Member


                                    ORBIMED CAPITAL LLC


                                    By:    /s/ Samuel D. Isaly
                                        -----------------------------
                                          Samuel D. Isaly
                                          Managing Member

                             JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13G, dated August 14, 2006, (the "Schedule 13G"), with respect to the Common Stock, NIS 0.05 par value per share, of Given Imaging Ltd. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of August, 2006.
SAMUEL D. ISALY                                  ORBIMED ADVISORS LLC
 /s/ Samuel D. Isaly                               /s/ Samuel D. Isaly
---------------------------                      ---------------------------
                                                 Name:  Samuel D. Isaly
                                                 Title: President
ORBIMED CAPITAL LLC
 /s/ Samuel D. Isaly
---------------------------
Name:   Samuel D. Isaly
Title:  President

                           STATEMENT OF CONTROL PERSON

The Statement on this Schedule 13G dated August 14, 2006 with respect to the Common Stock, NIS 0.05 par value per share, of Given Imaging Ltd. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).